

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Thomas D. Twedt
Dow Lohnes PLLC
1200 New Hampshire Avenue, NW
Suite 800
Washington, DC 20036-6802

> **Re:** **Merisel Inc.**
> **Schedule 13E-3 filed June 21, 2013**
> **Amd. 1 to Schedule 13E-3 filed June 26, 2013**
> **Filed by Merisel Inc., Saints Capital Granite, LLC, Merisel Saints Newco,**
> **Inc. and Saints Capital Granite, L.P.**
> **File No. 5-40042**

Dear Mr. Twedt:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Purposes of the Merger, page 1

1. On page 1, you state that Saint reserves the right not to proceed with the merger at any time. Briefly describe the conditions or circumstances which would cause Saint to abandon the merger.

Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger, page 7

2. Generally, when both the target company in a merger and an acquirer or multiple

acquirors are each filing persons on a Schedule 13E-3, the reasons for the transaction and the alternatives considered will vary based on the different perspectives of the acquiror and the target company and will therefore be addressed separately. You have not done so. Please revise, or confirm that each factor listed and the analysis of each factor is the same for both acquirors and Merisel.

Factors Considered in Determining Fairness, page 13

3. The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

4. In the third bullet point in this section, you state that the "current price quoted on OTC pink does not represent the fair value of the Shares." Disclose the referenced price and the relevant date.

5. Disclose the prior price offered by Saints in 2012 but later withdrawn, and how the Filing Persons considered this prior offer if higher than the current $0.17 per share price.

Reports, Opinions, Appraisals and Negotiations, page 16

6. Provide further details about the "certain balance sheet items" updated by the Special Committee which resulted in a decrease in the per share valuation.

7. The disclosure here mentions a preliminary and an updated financial analysis conducted by the financial advisor. If the financial advisor provided any other materials, including "board books" to any Filing Person, such materials must be filed as exhibits to the Schedule 13E-3 and summarized in considerable detail in the disclosure document. Please revise or advise.

8. In your response letter, tell us whether the supplemental information included with Exhibit (c)(1) was mailed to shareholders with the disclosure document. We note that the analysis found there is considerably more detailed than the information in the Schedule 13E-3. You must include a detailed summary of the analyses performed by CoveView Advisors in the document that is disseminated to shareholders of Merisel.

Certain Projections, page 21

9. See our last comment above. The projected financial information provided to the financial advisor must be included in the disclosure document. In addition, you must

provide narrative disclosure of the underlying assumptions and limitations on the projections.

Schedule I – Directors and Executive Officer of the Filing Persons, page I-1

10. Refer to the last sentence on this page. Explain why this statement regarding the ownership interest of a Filing Person (Saints) is qualified by the language "[t]o the knowledge of the Filing Persons." Since Saints is a Filing Person, why is this disclaimer needed?

11. See the last comment above. Similar language appears on the next page of the appendix in several places. Please revise.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions